Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 6, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 3, 2003, entitled “RECOMMENDED CASH OFFER FOR PROJECT TELECOM PLC    CLOSING OF OFFER AND LEVEL OF ACCEPTANCES”.

Not for release, publication or distribution, in whole or in part, in or into Australia, Canada or Japan

3 October 2003

Vodafone Group Plc

RECOMMENDED CASH OFFER FOR PROJECT TELECOM PLC

CLOSING OF OFFER AND LEVEL OF ACCEPTANCES

Vodafone Group Plc (“Vodafone”) announces that the recommended cash offer (the “Offer”) made outside the United States by UBS Investment Bank, and in the United States by Vodafone itself, for the entire issued and to be issued share capital of Project Telecom plc (“Project Telecom”), as set out in the offer document relating to the Offer dated 12 August 2003 (the “Offer Document”), has now closed.  Any acceptances received after 3.00 p.m. (London time) on 2 October 2003 will be invalid and will not be accepted by Vodafone.

As at 3.00 p.m. (London time) on 2 October 2003, Vodafone had received valid acceptances under the Offer in respect of 228,724,824 Project Telecom Shares, representing approximately 98.9 per cent. of the existing issued share capital of Project Telecom.

Prior to the announcement of the Offer on 5 August 2003, Vodafone had received irrevocable undertakings from the Project Telecom Directors and certain other Project Telecom Shareholders to accept the Offer in respect of a total of 133,577,319 Project Telecom Shares, representing approximately 60.2 per cent. of the then existing issued share capital of Project Telecom and approximately 57.8 per cent. of the existing issued share capital of Project Telecom as at 2 October 2003 following the exercise of certain Project Telecom share options.  Valid acceptances have been received in respect of all the Project Telecom Shares subject to the irrevocable undertakings and these acceptances are included in the total number of valid acceptances referred to above.

Save as disclosed in this announcement or the Offer Document, prior to the commencement of the Offer Period on 11 July 2003, neither Vodafone, nor any persons acting or deemed to be acting in concert with Vodafone, held any Project Telecom Shares (or rights over any Project Telecom Shares) and neither Vodafone nor any persons acting or deemed to be acting in concert with Vodafone, have since acquired or agreed to acquire any Project Telecom Shares (or rights over any Project Telecom Shares).

Vodafone intends to implement the procedures to acquire compulsorily, pursuant to Sections 428 to 430F of the Companies Act 1985, those Project Telecom Shares for which valid acceptances have not been received.

Unless the context otherwise requires, defined terms used in this announcement shall have the meanings given to them in the Offer Document.

 - ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel: +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel: +44 (0) 1635 673310

UBS Investment Bank

Warren Finegold

André Sokol

Tel: +44 (0) 20 7567 8000

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel: +44 (0) 20 7920 3150

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities. The Offer was made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which contained the full terms and conditions of the Offer, including details of how the Offer may have been accepted.

The Offer in the United States was made solely by Vodafone and neither UBS nor any of its affiliates made the Offer in the United States.

The Offer was not made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or any facility of a national, state or other securities exchange, of a Restricted Jurisdiction and the Offer could not be accepted by any such use, means, instrumentality, facility or otherwise from within a Restricted Jurisdiction. Accordingly, copies of this announcement, the Offer Document, the Form of Acceptance and any accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from a Restricted Jurisdiction, use mails of a Restricted Jurisdiction or any such means, instrumentality or facility for any purpose, directly or indirectly in connection with the Offer.  Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

UBS is acting for Vodafone in connection with the Offer and no one else and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS or for providing advice in relation to the Offer or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: October 6, 2003	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary